Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation
ForgeRock AB	Sweden
ForgeRock AS	Norway
ForgeRock AUS PTY. LTD.	Australia
ForgeRock Canada Inc.	Canada
ForgeRock Deutschland GmbH	Germany
ForgeRock France SAS	France
ForgeRock Limited	United Kingdom
ForgeRock NZ Limited	New Zealand
ForgeRock SGP, Pte. Ltd.	Singapore
ForgeRock US, Inc.	Delaware